Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS INC. ANNOUNCES MAJOR CONTRACT RENEWAL
Edmonton, Alberta, February 1, 2017 - North American Energy Partners Inc. ("NAEP" or "the Company") (TSX:NOA/NYSE:NOA) an Edmonton-based heavy construction and mining contractor today announces the renewal of a major, 5 year Master Service Agreement (MSA) on a sole sourced, negotiated basis.
Martin Ferron, President and Chief Executive Officer of the Company stated, "We have come through the long and deep cyclical downturn in the oil industry with our four major MSAs all intact or significantly expanded.  Importantly, each of these key agreements run until at least 2020 and, therefore, we believe that collectively they will underpin our revenue base for the next three years."
Further, Mr. Ferron commented "In general, since the start of the year we are experiencing an encouraging pick-up in work and bidding activity. For the first time in several years we are dealing with bids for summer construction work that are not usually issued until the April/May time frame."
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "expect", "may", "could", "believe" or similar expressions.
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company's Management's Discussion and Analysis ("MD&A") for the quarter ended September 30, 2016 and the Company's annual MD&A for the year ended December 31, 2015. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond NAEP's control.  Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NAEP, you should read the Company's disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.
About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.
For further information contact:
David Brunetta, CPA, CMA
Director, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca

Since 1953  •  Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road, Edmonton, Alberta  T5S 0C2  Canada  Phone 780.960.7171
www.nacg.ca